Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2005

Mr. William Danis
Chief Financial Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario, Canada L5N 2W3

Re: Med-Emerg International Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed April 14, 2005
Form 10-K/A for the fiscal year ended December 31, 2004
Filed November 30, 2005
File No. 001-13861

Dear Mr. Danis:

    We have reviewed your amendment to the Form 10-K filed on November 30, 2005 in response to our comment letter dated October 12, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K-A – December 31, 2004

Item 9A: Controls and Procedures

1.   In light of all of the changes in your filings, please tell us if you have reconsidered your disclosure controls and procedures and whether your conclusion as to their effectiveness is the same.

Financial Statements

26. Revised Consolidated Financial Statements

2.   Your discussion of the changes to reverse the effect of the quasi reorganization makes it unclear whether management is taking responsibility for the financial statements being prepared in accordance with GAAP. Please confirm for us that:

   • The intent of your disclosure was not to abdicate management's responsibility for the financial statements as it relates to this accounting; and
   • Management and its auditors concluded that the revised accounting complies with GAAP.

*   *   *   *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

       You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant